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January 28, 2013

VIA EDGAR

Mr. Jeffrey Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form N-14 Proxy Statement/Prospectus (“N-14”) for ING Variable Products Trust (SEC File No. 333-185719 and 811-8220) (the “Registrant”)

Dear Mr. Foor,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on January 23, 2013 in connection with the N-14 filed by the Registrant on December 27, 2012.  Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.              Comment: In the Notice of Special Meeting, please correct the record date in the last paragraph.

Response:  The Registrant has corrected this reference in the Post-Effective Amendment to the N-14 filed concurrently with this letter (“PEA”).

2.              Comment: In the “Summary of the Reorganization” section of the N-14, please remove the references to the ratings provided by Morningstar, Inc.

Response:  The Registrant has removed these references in the PEA.

3.              Comment:  Footnote 4 to the Annual Portfolio Operating Expenses table contains a reference to a contractual fee waiver and a contractual expense limitation that are currently scheduled to expire on May 1, 2013, which is less than a year from the date of the N-14.  Please remove the reference to the expense limitation and waiver, in accordance with Form N-14.

Response:  The Registrant has determined not to remove the reference to the expense limitation in the footnote.  The Registrant notes that the table itself does not reflect the impact of the expense limitation and fee waiver, in accordance with Form N-14, but the Registrant believes the footnote provides important information to shareholders regarding the limitations in place with respect to the ING BlackRock Science and Technology Opportunities Portfolio (“ING BlackRock Portfolio”).

4.              Comment:  Please confirm the amount of the total assets of the ING BlackRock Portfolio and the ING MidCap Opportunities Portfolio (“ING MidCap Portfolio”) (together with ING BlackRock Portfolio, the “Portfolios” and each, a “Portfolio”) as of September 30, 2012 presented in the table on page 8 of the N-14, which compares the principal investment strategies and asset levels of each Portfolio.

Response:  The Registrant has changed the reference to “total assets” in the table to “net assets” in the PEA in response to this comment.

5.              Comment:  In the table comparing the principal risks of the Portfolios, please explain in your response letter why it is appropriate to have a principal risk labeled “Foreign Investments,” and a separate risk labeled “Foreign Investments/Developing and Emerging Markets,” with only one of the Portfolios being subject to each risk, or revise these risk disclosures appropriately.

Response:  The disclosures regarding “Foreign Investments” risk and “Foreign Investments/Developing and Emerging Markets” risk are similar, but the latter disclosure notes that the risks of foreign investing may be greater in developing and emerging markets than in developed markets.  As the ING BlackRock Portfolio’s principal investment strategies indicate that the Portfolio may invest up to 25% of its assets in stocks of issuers in countries with emerging securities markets, and the ING MidCap Portfolio’s principal investment strategies do not contain a similar statement, the Registrant believes that it is appropriate to maintain different risk disclosures for the Portfolios in the comparison table.  The Registrant notes that this risk disclosure is consistent with the disclosure in the respective Portfolios’ prospectuses.

6.              Comment:  The table in the section of the N-14 entitled “How do certain characteristics of the Portfolios compare?” provides information regarding each Portfolio.  Although the same “as of” date is used for the same type of information across the Portfolios, different types of information are provided as of different dates in the table.  Please explain why the use of different dates is appropriate.

Response: The Registrant has a policy only to provide information in tables such as these that has previously been publicly disclosed.  The information provided in the tables is as of the most recent date the information has been publicly disclosed.  The Registrant notes that the same date is used for the same type of information with respect to each Portfolio.

7.              Comment: In the section of the N-14 entitled “Portfolio Transitioning,” please provide an estimate of the portion of the ING BlackRock Portfolio that is expected to be sold in connection with the reorganization described in the N-14.  If either Portfolio is anticipated to incur brokerage costs in connection with the reorganization, please provide an estimate of these costs for each Portfolio and reflect these costs as adjustments to the Capitalization table and the Pro Forma Financial Statements.

Response:  The Registrant has made revisions to the PEA consistent with this comment.

8.              Comment:  In the Capitalization table, figures for Class I are shown twice.  Please delete one of the references.

Response:  The Registrant has made revisions to the PEA consistent with this comment.

9.              Comment: On page 22, in the Section of the N-14 entitled “How can shareholders obtain other Portfolio documents,” please correct the file number shown for each Portfolio.

Response:  The Registrant has made revisions to the PEA consistent with this comment.

10.       Comment: On the cover page of the Statement of Additional Information, in the second paragraph, please add a reference to the included Pro Forma Financial Statements.

Response:  The Registrant has made revisions to the PEA consistent with this comment.

11.       Comment:  With respect to the Pro Forma Statement of Assets and Liabilities:

a.              Please show the name of the surviving Portfolio in the heading of the “Pro Forma Combined” column.

b.              Please include the per-class net assets, outstanding shares, and net asset value per share information for each Portfolio.

Response:  The Registrant has made revisions to the PEA consistent with this comment.

12.  Comment: With respect to the Pro Forma Statement of Operations:

a.              Please show the name of the surviving Portfolio in the heading of the “Pro Forma Combined.”

b.              Please round all amounts to the nearest dollar.

c.               Under the caption “Distribution and Service Fees” expense caption, please revise the reference to “Class A” to “Class ADV.”

d.              The adjustment to “foreign currency related” transactions appears to represent an adjustment that is expected to have a continuing impact on the combined Portfolio.  Please include a footnote to explain this adjustment.   If the adjustment represents a one-time adjustment and is not expected to have a continuing impact on the combined Portfolio, the adjustment should be deleted.  See Article 11-02(b)(6) of Regulation S-X.

Response:  The Registrant has made revisions to the PEA consistent with this comment.

13.       Comment:  With respect to the Pro Forma Portfolio of Investments:

a.              Please show the name of the surviving Portfolio in the heading of the “Pro Forma Combined” column.

b.              Please revise footnote (A) to explain that the amount represents the reorganization costs expected to be paid by the Portfolios.

c.               Since no adjustments for Portfolio repositioning are shown, please state in a footnote that as of June 30, 2012, all of the securities held by the acquired would comply with the investment restrictions of the acquiring Portfolio.

Response:  The Registrant has made revisions to the PEA consistent with this comment.

14.       Comment:  With respect to the Notes to Pro Forma Financial Statements:

a.              The second to the last sentence in the second paragraph of Note 1 suggests that adjustments to reflect portfolio repositioning have been made in the pro forma schedule of investments.  As no adjustments are shown in the schedule, please revise or, alternatively, make appropriate adjustments in the schedule.

b.              Please revise the second paragraph of Note 4 to explain that the acquired Portfolio will incur approximately $62,500 in costs related to the reorganization described in the N-14 and that this amount represents half of the estimated total reorganization costs.

c.               If applicable, please explain that the Portfolios will incur brokerage or other transition costs in connection with repositioning the Portfolios and provide an estimate of these costs for both Portfolios.

Response:  The Registrant has made revisions to the PEA consistent with this comment.

15.       Comment:  Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 704.339.3164.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Associate
Dechert LLP

Attachments
cc:	Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

January 28, 2013

VIA EDGAR

Mr. Jeffrey Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form N-14 Proxy Statement/Prospectus (“N-14”) for ING Variable Products Trust (SEC File No. 333-185719 and 811-8220) (the “Registrant”)

Dear Mr. Foor,

The Registrant is responsible for the adequacy and accuracy of the disclosure in its respective filing captioned above.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP